Exhibit 99.1

Press Release

CHINAEDU TO REPURCHASE SHARES AND CANCEL WARRANTS

OWNED BY TIGER GLOBAL

BEIJING – November 25, 2008 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), an educational services provider in China, announced the signing of a share repurchase agreement with Tiger Global Private Investment Partners II, L.P. and Tiger Global II, L.P. (collectively “Tiger Global”) for an aggregate of 8,364,634 ordinary shares (2,788,211 American depositary shares, or ADSs) at $3.95 per ADS ($1.3167 per ordinary share), which represents the closing price per ADS on November 19, 2008 (the day preceding the signing of the share repurchase agreement), for an aggregate purchase price of approximately $11 million.  The agreement also stipulates that all warrants held by Tiger Global, which represent the right to purchase an aggregate of 1,768,300 ordinary shares of the Company, shall be cancelled in connection with this transaction.  The 8,364,634 ordinary shares and warrants to purchase 1,768,300 ordinary shares represent all of the ordinary shares and warrants beneficially owned by Tiger Global, and constitute approximately 14.5% of ChinaEdu’s issued ordinary shares outstanding as of September 30, 2008.

“Tiger Global was one of our Series B investors, having invested in ChinaEdu in December 2004.  They have been a valued investor and played an important role in our growth prior to our listing on the NASDAQ global market,” said Ms. Julia Huang, ChinaEdu’s Chairman and Chief Executive Officer.  “When Tiger Global informed us of its intention to liquidate their dedicated China education fund, which had invested only in New Oriental Education and ChinaEdu, we believed this presented an attractive investment opportunity to accelerate our share repurchase program.”

The Company’s management team, together with its Board of Directors, believes the share repurchase transaction is in the best interest of the Company and its shareholders.  This decision also demonstrates the management’s confidence in the Company’s long-term growth and profitability.  The share repurchase and cancellation of the warrants will result in an immediate increase in our earnings per share.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands.  Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities.  These services include academic program development, technology services, enrollment marketing, student support services and finance operations.  The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has strategic relationships with 22 universities to support its online degree programs, twelve of which are under long-term, exclusive contracts that vary from 15 to 50 years in length.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contacts:

Lily Liu, CFO

ChinaEdu Corporation

Phone: +86 10 8418 6655 ext.1002

E-mail: ir@chinaedu.net

S. Jimmy Xia, IR Manager

ChinaEdu Corporation

Phone: +86 10 8418 6655 ext.1150

E-mail: ir@chinaedu.net